Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: March 9, 2022

Timothy Hwang on SPAC Insider Podcast - Interview Transcript – 3/8/2022

Introduction

Hello, welcome to another SPAC Insider Podcast. I'm Nick Clayton. And this week my colleague Marlena Haddad and I will be speaking with Tim Hwang, founder and CEO of FiscalNote. FiscalNote entered into a $1.2 billion combination agreement with Duddell Street Acquisition Corp in November. It provides data products to track a broad range of legislation and regulatory actions and the federal, state and local level. These are used by companies and government institutions themselves to try and keep a handle on the constant swings and incremental changes in regulation in the US and abroad. We discuss how FiscalNote landed on Duddell Street as its preferred partner in a triple track process and how it plans to use its status as a public company to further its M&A pipeline and other initiatives. Take a listen.

Nick Clayton, SPAC Insider

So, Tim, you originally started this company when you were 21. You were living out on a Motel Six in Silicon Valley. What has been the most challenging part of this entire journey to get here to this point?

Timothy Hwang, Founder & CEO of FiscalNote

You know, I think that from the very beginning of the company, we had a lot of sort of lessons learned along the way, right. And so, we were doing this for the first time, we built this company, brick by brick, product by product, customer by customer from the very very beginning. And probably the most difficult aspect is just having a high rate of learning, right. And just be able to absorb every aspect of the company, you know, as the company was sort of getting built at massive scale very rapidly. Growing the company from you know, three people on a laptop to 10 people to 50 people to 100 people to 500 people plus and it's never a dull day on the job for sure.

Nick Clayton, SPAC Insider

I can imagine. And so, I mean, we're gonna be getting into the nuts and bolts of it to have all the things that your company offers in terms of the information that is tracking, but a lot of it is and what first stood out to me about FiscalNote was that you essentially sell information about what certain government agencies are doing and the largest group of your clients are actually the government institutions themselves. So, when did you see that there were their needs there, with the federal government literally not being able to properly interpret the information that it actually already has in some capacity?

Timothy Hwang, Founder & CEO of FiscalNote

Yeah. So, I started off my career actually, in politics. So, you know, I worked for Senator Obama when he was running for President. I'd run for elected office. I was elected to office at the age of 17, Board of Education in Maryland. And so, I think, you know, you sort of get a very strong sense of when you're operating in and around policy and government, the specific challenges that exist in that particular category, right. So as an example, you have situations where, you know, you're sitting in government making policy and you're dependent on other people. Let's say you're in education, and you're dependent on the Department of Education, the federal level, you're dependent on Congress, you're dependent on the state legislature, the city council to make decisions around curriculum, or spending, or teacher salaries or whatnot. And these are just this just in one vertical. So, the amount of time that you spend in government, following what everybody else in government is doing is actually pretty astounding. If you're sitting at the White House, you spend an enormous amount of time trying to understand what people in Congress are doing. If you're sitting in the Defense Department, you’re trying to understand what people in Congress are thinking about in terms of your next year appropriations, your budgets for next year, thinking a lot about what foreign governments are doing, at any given time. And that's basically just the nature of what government is. You know, government's tracking what other government agencies are doing. And so I think it was sort of inherent to the problem in that I just felt like as you were going to operating, you just get a very strong sense of this entire system was just a gigantic game of telephone, just people kind of picking up the phone and calling each other saying you know what's going on and that there's probably a much better way to organize information for the world to understand.

Marlena Haddad, SPAC Insider

And aside from government clients, the next largest group of your customers are in the healthcare industry. So, how do they utilize the platform?

Timothy Hwang, Founder & CEO of FiscalNote

Well, you know, whether it's healthcare or in other regulated sectors like chemicals, or energy or transportation, food and beverage. You know, a lot of companies are facing a significant amount of regulation, right. So, if you were to take a 10 to 20-year bet, do we think that policy and regulations will become more complex or less complex over time? I would venture to say that, you know, most people take the bet that it's going to be an increasing level of regulatory complexity. So specifically, healthcare companies are probably monitoring you know, changes the state legislative or state regulatory level around reimbursements to medical professionals or they might be looking at pharmaceutical marketing regulations, you know, from the FDA or from state and local policy officials. They might be looking at the rate at which generic markets are opened up for pharmaceutical companies and you know, emerging markets and the like. So, healthcare is one of those markets where public policy drives the revenue and cost structure of entire businesses. And so, you really need to understand the regulatory landscape to really understand the core elements of a particular business and that's not just in healthcare, but in almost every sector today that we're kind of seeing across the board.

Marlena Haddad, SPAC Insider

And then FiscalNote also tracks a lot of things that our listeners in the financial world are probably also trying to follow themselves, such as compliance issues, crypto regulation and ESG classification. Where are you seeing the biggest demand for new categories?

Timothy Hwang, Founder & CEO of FiscalNote

So, I would say that they're kind of in two areas. The first is in areas where there are significant technological changes that are driving regulatory uncertainty. So, cryptocurrencies, gig economy, autonomous vehicles, where you know, the technologies are just basically creating a situation where regulators are trying to play catch up into a particular industry. The second are where there are significant social changes going on in society. So, three that I can think off the top of my head, ESG is one of them. You know, number two might be geopolitical risk, right? So, issues pertaining to US China relations, or the situation out in Ukraine at the moment, or particular energy changes in the Middle East. Those things are quite significant in terms of driving particular patterns. And then there's obviously elements within that bucket around things like the globalization of our labor force as a result of the remote working environment, different labor rates and wages that exist in different parts of the world. And then you have other social changes like the D&I right, so diversity, inclusion and the regulatory components around diversity inclusion. So, anywhere where there's significant change driving policy, or regulatory change, is something that we're obviously very interested in following overall.

Nick Clayton, SPAC Insider

Yeah, and it's also interesting to me, you know, that you kind of came up through Washington so you knew from you know, the really close level, just how complex all of this stuff is, and I imagine the further you get away from Washington, the more complex it all seems, which is why I found it interesting that you ultimately are doing this deal with international SPAC. You know, I'm just curious what those initial conversations were like as you're getting this deal together, what is sort of the international perspective on what FiscalNote offers and the market?

Timothy Hwang, Founder & CEO of FiscalNote

Yeah, you know, FiscalNote has really grown over the last couple of years. Obviously, we started in Silicon Valley, moved our headquarters to Washington, DC, but we do now have significant operations across the European Union, particularly in Brussels in London. We have significant operations in South Korea, and Taiwan, Singapore and Australia. And so, I think the nature of political and regulatory uncertainty is an international one. If you are a Korean conglomerate, right now, you know, you were rushing to figure out, you know, how you can take advantage of investments that you're making in Southeast Asia. If you are a European regulator, you're trying to understand, you know, what your counterparts are doing in China in the United States around regulating, you know, big tech companies and the like, right. So, you know, it's all kind of part of this globalized regulatory and policy effort. I think that we selected Duddell Street, you know, for the SPAC kind of components and the like. It didn't actually particularly matter too much to us whether they were international or not, obviously, I think the SPAC themselves in terms of their international focus, the deep connections they bring particularly in Asia, and the like, we're value add in terms of the ability to be able to drive continued growth, particularly in I would say, you know, the, the kind of greater Asia region, which is kind of where we're seeing a lot of our growth and M&A opportunities, particularly over the last year or so.

Nick Clayton, SPAC Insider

And just how did you kind of come to that decision, as well, on your own to go with a SPAC versus an IPO, or continued private funding rounds? I mean, did you sort of make that dedicated decision or was it that SPACs that started coming to you? How did that come about?

Timothy Hwang, Founder & CEO of FiscalNote

So, we actually did a triple path evaluation with our investment banks, right. So, you know, we had one path evaluating a private capital raise which we took a look at, got some offers there. You know, we took a look at an IPO pathway, we had been working with one group of banks on that side. And then we were evaluating simultaneously kind of a SPAC approach, as part of kind of our third rail here. Ultimately, I think that you know, we decided that we wanted to go public. A lot of our strategy is predicated on the ability to continue to drive our main organic strategy in addition to our inorganic strategy. And so, having a tradable currency in the public markets obviously helps us to accelerate M&A opportunities overall. And then when we were evaluating IPO versus back approach, candidly, the Duddell Street SPAC was just so differentiated from the rest of the stock market, that it just became sort of a no brainer. And you know, I think in hindsight, it looks obvious, but in the middle of the summer, you know, we were looking at this particular SPAC that had a fully backstop, redemption 100% backstop on any redemptions that happened prior to the merger. On top of that, they had the sponsors offering to anchor the PIPE as part of the process, right. So, from our perspective, as a management team, it's effectively fully underwritten IPO, you know, you have zero uncertainty in terms of the capital that's going to be coming in. You have complete certainty in terms of the price and I think that's differentiated against an IPO, where you might not get the price certainty and then other SPACs, we might not get the capital, you might not get the capital certainty, because they might not have the same redemption qualities. And so, I think that candidly, if there were any other structure we probably would have gone with a traditional IPO, but the Duddell Street SPAC, you know, was just so standout that we ended up just going down that pathway overall.

Marlena Haddad, SPAC Insider

So, one thing that I've noticed is that FiscalNote has been on a huge acquisition spree, with 11 deals announced last year in 2021, alone. How do you approach M&A decisions as a private company, and how will that be different once you're public?

Timothy Hwang, Founder & CEO of FiscalNote

So, the thing is, I think from a financial perspective and an operating perspective, I don't think that there's actually that much of a difference between how we how we approach things as a private company, versus a public company. You know, the characteristics that we look at, as, you know, in terms of operating characteristics, these are data businesses that have incremental datasets, that we want to incorporate into our platform, or might be incremental workflow capability that we want to offer for our customers. They're typically between five and 15 million recurring revenue, all subscription. They're all typically between 10 and $100,000, a batch of average contract value with fairly high retention rates. So, I don't think we'd ever go out there and acquire a business that doesn't have any one of those kind of core characteristics. So, we're not going to suddenly turn around and acquire like a transaction only business or ecommerce business or anything that sort of doesn't fall within our general category. In terms of the characteristics and the way in which we measure you know, hurdle rates and IRRs and whatnot internally, is I think, very very much the same room we think about a proxy for future earnings. And so, we think about dilution relative to the revenue potential for particular business. We think about our cost of capital, you know, where in the capital structure we're going to source the funds for, you know, particular acquisition whether it's a credit facility or issuing equity or using cash on the balance sheet or, you know, seller financing or whatnot. And we match it up against the pricing that we kind of see in the in the general marketplace. And so that level of discipline that we're making in terms of constantly, you know, shooting for the lowest cost of capital, the most efficient source of capital. You know, while we're allocating capital into the highest returning assets and products internally, it's something that, you know, I think we're just getting we are fairly disciplined today, but are going to be a lot more discipline in the future. So, the level of sophistication that we have, I would say internally, around evaluating the return on investment of our own internal capital is fairly high and it's something that we expect to continue in the public markets.

Marlena Haddad, SPAC Insider

So, many of the deals that you've closed last year had products focused on geopolitical risks, and that seems much more relevant than ever with the Ukraine situation and supply chain issues. So, what are your priorities in terms of international coverage with your next wave of M&A?

Timothy Hwang, Founder & CEO of FiscalNote

Yeah, I mean, I think it's more of the same, right? I mean, we're looking at solving those issues for our customers. And, you know, as I mentioned before, the things that our customers care about are fairly wide. You know, they care about things like what are the sustainability regulations requirements, you know, of operating in Southeast Asia? You know what are the changing labor dynamics in Latin America as a result of changing unemployment benefits or, or, you know, health care benefits or whatnot that are being, you know, enacted by national parliaments? So those types of questions, I think, are fundamentally important for our customers to understand. And so, in many ways we're kind of following what they're asking for by continuously finding opportunities in that general category. The other thing I'd mentioned is alternative data paired with policy information, is increasingly becoming a big area of focus, right. So, in addition to understanding the policies themselves, the downstream effects of those policies, you know, whether it's labor output, or energy output, or you know, ecommerce trends, in particular datasets around your credit card transactions on the anonymized basis, what people are purchasing and what those prices might look like, are, I think, really critical for helping companies and asset managers to understand, you know, once this policy is enacted, are we seeing the downstream impacts of that in terms of prices or in terms of the general economy?

Nick Clayton, SPAC Insider

Kind of going over to the product side, especially with all of the acquisitions that you've already done. How do you make decisions in terms of you know, what you want to integrate maybe into a single product? What do you want to keep as its own thing that you brought in? And what you know, should constitute a new tear for subscriptions? I mean, whatever you're doing, it seems to be working, you're over 100% net retention, but just how does that process work on your end?

Timothy Hwang, Founder & CEO of FiscalNote

It's really driven by our customers and what the experience that they're looking for. And so, you know, when you look at other tech companies, for instance, that you know, have grown partially through M&A. You know, Microsoft is a good example. You sort of look at situations where it doesn't make sense to integrate everything, right. I mean, you're not going to pull up the PowerPoint presentation on your Xbox. I mean, I don't if you can, but I don't think that's like a primary use case that people are trying to integrate, right. So, in some cases, we have situations where we have certain product lines, where there's a particular customer segment, in an organization that's seeking to kind of integrate a particular workflow, and we'll just make it easier for them like we do with any other product investment that we make. In other cases, you might have a strategy person evaluating, you know, labor market trends versus a lobbying person in Washington on K Street.

And they're not necessarily, you know, they're looking, they might be looking at the same information, but they're not necessarily as part of the same workflow. And so, in those particular situations, it doesn't make sense to integrate. And so, a lot of it is driven by can we make our customers lives better? And what is the best bang for our buck in terms of capital allocation? So, is it the best use of our time to you know, reorient this particular engineer or this particular product team, to integrating versus building something new for them or trying to improve, you know, XYZ feature and a different product line? And that's we try and stay fairly nimble about how we think about our allocation strategy.

Nick Clayton, SPAC Insider

Yeah, and FiscalNote that also sort of fits on some level on I guess, the highest level that appears to be in a niche, but in reality, as you've been kind of talking about all the different use cases, it really is runs the gamut in terms of consumers. But you know, with a fair amount of government customers and things like that, how does that change? I guess how sticky your subscriptions are? And how, how is this a little bit different than maybe what some, you know, some people may be thinking in terms of the wider field of SAS Data and Analysis products?

Timothy Hwang, Founder & CEO of FiscalNote

So, I mean, you know, these businesses get big, you know, over time, right. And you look at S&P Global now merging with IHS market over 12 billion a year in revenues. You know, Thomson Reuters, Avalara, you know, all in the kind of multibillion-dollar revenue range, or multibillion-dollar market cap range. So, FiscalNote, we are still very, very, very far away from entering into what I what I think is sort of our scaled position. If you look at the legal information market overall, or the financial information market, you know, a lot of these players are half a billion, billion plus revenues. You know, we're slated to do you know, call it $173 million run rate this year, and that's, I still think that we have a lot of kind of total addressable market to grow into. I think, if you kind of go deep dive into the micro levels, you still see a lot of opportunity in parts of the government. There's a lot of opportunity in the intelligence community. There's a lot of opportunity in the state and local governments that exist around the United States. We have fairly good penetration with foreign ministries around the world but we don't have a lot of penetration into those domestic agencies in say, the UK or in parts of Europe or you know, in parts of Asia and the like. A lot of you know, a lot of our room to grow opportunities still very whitespace for us, and we're still going to have to chasing a lot of the open-ended market opportunities overall.

Marlena Haddad, SPAC Insider

And then considering that this is an election year, there are a lot of worries that US politics are going to stay turbulent over the long haul. Do you ultimately see that as a rest in the business or a boom?

Timothy Hwang, Founder & CEO of FiscalNote

Well, I mean, think back to the customer, right? So, if you see a party change in government, typically you see policy changes and people want to understand what those policy changes are. If the Republicans take back house in the Senate, the White House changes in four years, if it stays the same, whatever it is, people want to know, the rate of executive order changes and rule changes and regulatory agencies. They want to know what the priorities of the new Congress are, you know, they want to know, you know, where the points of compromise are going to be. And that's not just in the United States, but you know, there could be a regime change in Southeast Asia or, you know, a massive sort of uprising in the Middle East or something. And those do result in quite significant shocks to the system. And that's where we really shine. Where in the in the depths of COVID for instance, and you know, governments were sort of leading the pack here in terms of shutdowns, lockdowns, masked mandates, vaccine mandates, and the like. Employers were literally on the edge of their seats, trying to understand what their obligations were, you know, what governments were mandating what at any given time. And in those situations, you know, FiscalNote really shines through and to be able to provide the critical information that people need to really do their jobs.

Nick Clayton, SPAC Insider

Yeah, it's something you're mentioning there as well. Going to the state and local level and in some ways going full circle all the way back. I'm not sure you get quite all the way back to school board level. But nonetheless, it's interesting because this also seems like an area where the public information, the coverage of it has been vacated by the decline of local and small medium sized newspapers and things like that. I mean, what do you see in terms of the macro trends that are that are occurring that are kind of creating more space and more need for information?

Timothy Hwang, Founder & CEO of FiscalNote

Look, the governments are always going to do their jobs, right, which is governing and regulating. So, you know, I think at any given level, you know, you're right, in the sense that the coverage levels of those areas have been declining. And what's interesting is that like, you sort of end up in a situation where the most boring aspects of government are, you know, sometimes the most consequential. Because as an example, right now, your state regulators are up in arms around FinTech in general. They're up in arms, for instance, around buy now, pay later companies. And the level of regulation that's coming is being much more aggressive. You know, at like the California regulator level, the Texas regulator level than at the CFPB. And so, those are the types of regulations that are getting significant level of traction, but in many cases, you know, most consumers are not aware as a result of the lack of coverage. And then, you know, companies are just blindsided. You know, if you operate a ride sharing company and, you know, there's some city council somewhere that operate in acts like some new, you know, ride sharing tax or something for their local airport. I mean, it's, you know, very difficult for these companies to stay on top of everything, you know, all the time. So, it's sort of inevitable that you know, automation and technology are going to kind of come in and provide those opportunities to be much more efficient overall.

Nick Clayton, SPAC Insider

Great. The transaction was announced back in November. Can you give any sort of an update in terms of what the timeline looks like, heading into the close?

Timothy Hwang, Founder & CEO of FiscalNote

Yeah, no, I mean, we're still progressing here. You know, I think we've gone through a couple different turns with the SEC. And so, you can actually follow along in our amendment process online. But the hope is that we can kind of settle that out, you know, with the SEC fairly soon, you know, that could lead to a shareholder vote and to close as quickly as we can. So, I think, you know, we're kind of pushing along in our on our schedule here and hopefully, you know, we can make some broader announcements here about the specific concrete dates pretty soon.

Nick Clayton, SPAC Insider

Great. It's going to be probably a really exciting year for you with already the deal pipeline you already have going. I'm sure you have a lot of plans afoot, but I guess what is the thing you're most excited about taking advantage of being a public company?

Timothy Hwang, Founder & CEO of FiscalNote

I think it's a couple of things. I mean, you know, number one is being able to have more tools in the in the in the war chest here for our employees, particularly with you know, things like restricted stock units and, you know, other forms of compensation that will enable us be able to compete better in the talent war. I think, you know, similarly enough, the ability to kind of leverage that same vehicle for you know, attractive M&A transactions that we see in the marketplace. And then also just, you know, having a permanent base of capital, we've been a private company for a very long time. Raising capital, the private markets is highly inefficient, and there's a lot of friction, just constant back and forth and negotiations and whatnot. And so, I think the ability to have a more permanent capital base and more visibility for us to be able to allocate into our strategy, something that we're really looking forward to really focusing our efforts around just running good operations and delivering for our customers. And so, in many ways, what's interesting about FiscalNote is that we are an established, scaled business that's really entering into the markets and is really going to get a turbo charge out of the out of the public market process. From the hundreds of employees that we have, they're going to be able to benefit from their options and their and their stock performance. The M&A targets we're going to be incorporating into our existing skills business, and then of course, the permanent capital base and enables us to go from a scaled business into a larger business with, you know, more opportunities in the future.

Nick Clayton, SPAC Insider

Yeah, certainly. It's gonna be really fun to keep watching you guys as you get going with all the next steps of things. And I'm very interested to see how all of the continued international coverage and tools get folded in. But mostly, Tim, thanks so much for being on.

Timothy Hwang, Founder & CEO of FiscalNote

Yeah, thank you for having me. Thanks.

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (“FiscalNote”), Duddell Street Acquisition Corp. (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.